Mail Stop 4561
via fax (773) 961-2990

November 19, 2008

Matthew V. Booty
Interim President and Chief Executive Officer
Midway Games, Inc.
2704 West Roscoe Street
Chicago, Illinois 60618

   Re: Midway Games, Inc.
     Form 10-K and 10-K/A for the Fiscal Year Ended
     December 31, 2007
     Filed March 13, 2008 and April 29, 2008, respectively
     File No. 0-12367

Dear Mr. Booty:

   We have reviewed your response to your letter dated November 13, 2008 in connection with the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 16, 208.

Form 10-K for the Fiscal Year Ended December 31, 2007

Note 1. Business and Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-12

1. We note your response to our prior comment 2 where you indicate that the Company believes hosting services meet the definition of PCS because they represent the right to receive services after the software license period begins. Considering this service is essential to the multi-player online feature of your games and, as indicated in your response, a "significant feature" in the game play, please explain further how you determined that hosting the on-line play feature should be considered a "support" service provided to your customer. Also, tell us

your understanding of how other companies in your industry account for such
services. Tell us the name of the game franchise for which the Company
determined that the multi-player functionality was a significant feature in the
game play and tell us the amount of revenues earned from the sale of this game
for each period presented (including fiscal year 2008).

* * * * * * *

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

You may contact the undersigned at (202) 551-3499 if you have any questions
regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief